(202) 828-3568 sjutkowitz@seyfarth.com Writer’s direct fax (202) 641-9268	975 F Street, N.W. Washington, DC 20004 (202) 463-2400 fax (202) 828-5393 www.seyfarth.com

May 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Pamela A. Long
    Assistant Director
    Division of Corporation Finance

Re:          India Globalization Capital, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed April 28, 2010
File No. 333-163867

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company") dated May 6, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1.  Please disclose the principal amount of securities being offered. See Rule 430A of Regulation C under the Securities Act of 1933. Please refer also to Question and Answer 227.02 under Securities Act Rules in our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www.sec.gov for further guidance.

1.           Accompanying this letter we have filed Pre-Amendment No. 3 to the above-referenced filing (“Amendment No. 3”).  In Amendment No. 3 we have added disclosure as to the principal amount of the securities being offered.

Staff Comment 2.   Because units will not be issued or certificated and. only common stock and warrants issued and sold at separate prices, this does not appear to be an offering of units. Supplementally, please clarify the nature of this offering of units.

2.           We have revised the disclosure in Amendment No. 3 to clarify that the offering is an offering of common stock and warrants rather than units.

Prospectus' Outside Front Cover Page

Staff Comment 3.  Identify the other co-placement agent.

3.           We have added the name of the other co-placement agent to the front cover.

Staff Comment 4.  Please delete the term "reasonable" in describing your offering method.

4.           We have deleted the term "reasonable" in describing our offering method.

Staff Comment 5.  Please disclose the agreement to issue additional warrants to your placement agent.

5.           There will be no warrants issued to the placement agent.  We have revised the disclosure under “Plan of Distribution” on page 14 of Amendment No. 3 and elsewhere accordingly.

Where You Can Find More Information, page 2

Staff Comment 6.  Revise the third paragraph's first sentence to indicate that India Globalization Capital is registering also the units and the warrants that may be distributed under this registration statement.

6.           We have revised the third paragraph's first sentence on page 2 of Amendment No. 3 to indicate that the registration statement is “with respect to the securities offered by this prospectus.”

Use of Proceeds. page 13

Staff Comment 7.  We note that you are contractually obligated to use 40% of the proceeds in excess of $500,000 to repay the outstanding promissory notes. Please indicate the order of priority of the use of proceeds if substantially less than the maximum proceeds are obtained. Please see the instruction to Item 504 of Regulation S-K.

7.           We have revised the discussion on page 13 of Amendment No. 3 to indicate the order of priority of the use of proceeds if substantially less than the maximum proceeds are obtained.

Compensation for Executive Officers of the Company, page 50

Staff Comment 8.  Revise the summary compensation table to include data for the fiscal year ended March 31, 2010. See Item 11(1) of Form S-1 and Item 402(n)(1) of Regulation S-K. You may wish to refer to Question and Answer 117.05 under Regulation S-K in our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www.sec.gov for additional guidance.

8.           We have revised the summary compensation table on page 51 of Amendment No. 3 to include data for the fiscal year ended March 31, 2010 and have further updated the disclosure of executive officer and direct.

Undertakings, page II-11

Staff Comment 9.  Based on revised disclosures in the registration statement, it appears that India Globalization Capital may be offering the securities being registered on a delayed or continuous basis under Rule 415. If so, include the Rule 415 offering undertakings required by Item 512(a) of Regulation S-K. Also, check the Rule 415 box. on the registration statement's facing page.

9.           We have revised the undertakings on page II-13 of Amendment No. 3 to provide undertakings appropriate to a 415 offering and have checked the Rule 415 box on Amendment No. 3’s facing page.

Exhibits

Staff Comment 10.  We note that you intend to file by amendment exhibits 1.1, 4.5, 4.6, 4.7, and 5.1. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness. We note the disclosure on page 15 that the Placement Agency Agreement is to be filed with an 8-K rather than as an exhibit to this registration statement. Please advise.

10.           The purchase option that is Exhibit 4.5 was issued in connection with the initial public offering of the Company’s securities and was, as noted in the exhibit index, filed as an exhibit to the S-1 relating to that offering.  We have deleted the reference to a purchase agreement in the Plan of Distribution section on page 14 of Amendment No. 3 and the reference to an Exhibit 4.7 as we no longer contemplate using a purchase agreement.  Exhibit 5.1 is filed with Amendment No. 3.  Exhibits 1.1 and 4.6 will be filed by amendment shortly after the filing of Amendment No. 3.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
Mark A. Katzoff, Esq.